Filed pursuant to 424(b)(3)

Registration Statement No. 333-272503

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus dated June 22, 2023)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Up to 13,333,333 Ordinary Shares

Warrant A to Subscribe for up to 13,333,333 Ordinary Shares

Warrant B to Subscribe for up to 13,333,333 Ordinary Shares

Pre-Funded Warrants to Subscribe for up to 13,333,333 Ordinary Shares

(or some combination of Ordinary Shares and Warrants

and/or Pre-Funded Warrants and Warrants in the amounts reflected above)

Up to 26,666,666 Ordinary Shares Underlying the Warrants

Up to 13,333,333 Ordinary Shares Underlying the Pre-Funded Warrants

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated June 22, 2023, as supplemented (the “Prospectus”), whereby the Company offered up to $3,200,000 of our ordinary shares, at a public offering price of $0.24, and Warrant A to subscribe for 13,333,333 ordinary shares and Warrant B to subscribe for 13,333,333 ordinary shares for no additional consideration. We also offered to certain purchasers whose acquisition of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately following the consummation of this offering, the opportunity to acquire, if any such purchaser so chooses, 13,333,333 pre-funded warrants to subscribe for ordinary shares, in lieu of ordinary shares that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares. Each pre-funded warrant will be exercisable for one ordinary share. The pre-funded exercise price for each pre-funded warrant (and accompanying warrants) is equal to the price at which a single ordinary share is sold to the public in this offering, minus $0.0001, and the remaining non pre-funded exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. This offering also relates to the ordinary shares issuable upon exercise of any pre-funded warrants sold in this offering. As of the date of this Prospectus Supplement, all pre-funded warrants have been exercised in full.

Each ordinary share and pre-funded warrant is being issued together with a Warrant A to subscribe for one ordinary share at an exercise price of $0.24 per share (representing 100% of the price at which an ordinary share is issued to the public in this offering) and a Warrant B to subscribe for one ordinary share at an exercise price of $0.24 per share (representing 100% of the price at which an ordinary share is issued to the public in this offering). The warrants will be exercisable immediately and will expire five years from the date of issuance. For each pre-funded warrant acquired, the number of ordinary shares we are offering will be decreased on a one-for-one basis. Because we will issue a Warrant A and a Warrant B for each ordinary share and for each pre-funded warrant to subscribe for one ordinary share sold in this offering, the number of warrants issued as part of this offering will not change as a result of a change in the mix of the ordinary shares and pre-funded warrants issued. The ordinary shares and pre-funded warrants, and the accompanying warrants, can only be subscribed for together in this offering but will be issued separately and will be immediately separable upon issuance.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information regarding recent developments of the Company. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

Sales Cooperation Agreement

On July 25, 2023, the Company entered into a Sales Cooperation Agreement with Data Vault Holdings, Inc., which acts in the area of Web 3.0 technologies, crypto anchors and data software as a service, pursuant to which each party on a non-exclusive basis will effect introductions of potential clients to the other. Pursuant to the agreement, any transaction between a party and an introduced client shall entitle the introducing party to a commission on income received in the transaction for 48 months. In addition to entering into the Sales Cooperation Agreement, the companies intend to collaborate to advance Data Vault’s Web 3.0 strategies for data visualization, inventory tracking and laboratory automation, using SMX’s digital blockchain platform enhanced with a physical marker.

Nasdaq Delinquency Notification Letter:

On August 4, 2023, the Company received a delinquency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC due to the Company’s non-compliance with Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Rule”), as the Company has not maintained a minimum Market Value of Publicly Held Shares of $15,000,000 for 30 consecutive business days, from June 22, 2023 to August 3, 2023. The Company has a compliance period of 180 calendar days in which to regain compliance with the MVPHS Rule. If at any time during this compliance period the Company’s minimum Market Value of Publicly Held Shares closes at $15,000,000 or more for a minimum of ten consecutive business days, the Company will regain compliance with the MVPHS Rule.

Reverse Stock Split

On August 8, 2023, the Extraordinary General Meeting of Shareholders (the “General Meeting”) of the Company, which was originally scheduled for August 1, 2023, was held and the Company’s shareholders voted in favor of consolidating every twenty-two ordinary shares in the authorized but unissued and in the authorized and issued share capital of the Company into one ordinary share (the “Reverse Stock Split”).

On August 21, 2023, the Company’s ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Stock Split basis under the current symbol “SMX”. The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). Nasdaq previously provided the Company until January 16, 2024 to regain compliance. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

The Reverse Stock Split will reduce the number of outstanding shares of the Company from approximately 48.8 million to approximately 2.2 million and will affect all outstanding ordinary shares. No fractional shares will be issued in connection with the reverse stock split. Instead, the Company will aggregate the fractional entitlements of shareholders who otherwise would be entitled to receive fractional shares because they hold a number of ordinary shares not evenly divisible by twenty-two ordinary shares pursuant to the Reverse Stock Split or they hold less than the number of ordinary shares which should be consolidated into one ordinary share pursuant to the reverse stock split and, to the extent possible, sell such aggregated fractional ordinary shares on the basis of prevailing market prices at such time. The par value of the ordinary shares will be increased from $0.0001 to $0.0022.

After the Reverse Stock Split, all outstanding Company options, warrants and other applicable convertible securities, including the Company’s warrants listed on the Nasdaq Capital Market under the symbol SMXWW which will retain its existing CUSIP number, will be proportionately adjusted in accordance with their respective terms.

In connection with the reverse stock split, the Company amended the Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association.

Successful Marking of rPET Granule Raw Material

On August 21, 2023, the Company announced that, alongside Indorama Ventures, it successfully marked rPET granule raw material for textile production. Through successfully marking and detecting the uniformly dispersed SMX Technology within granulated rPET, Indorama Ventures is evaluating the patented non-destructive technology’s potential to authenticate premium rPET grades through its network of subcontractors and suppliers. The SMX Technology was successfully detected within the granules after the granulation process, within the dope dyed POY and DTY polyester filament yarns and within the undyed, dyed and dope dyed fabrics, regardless of color and the process methods.

General

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Global Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On August 18, 2023, the closing price of our Ordinary Shares was $2.3188 (post-Reverse Stock Split).

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 15 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 21, 2023